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RECEIVED MAR - 1 2006 WASH. D.C. 198 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 CHRISTOPHER STREET
(No. and Street)

LONDON (City), UNITED KINGDOM (State), EC2A 2BS (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORRAINE BAINES 0207 862 0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address), LONDON (City), SE1 2AF (State), UNITED KINGDOM (Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANDREAS PREUSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS LLC, as of 27 FEBRUARY, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kingdom of England

City of London

SUBSCRIBED AND SWORN TO AT LONDON, ENGLAND THIS 27TH DAY OF FEBRUARY, 2006, BEFORE ME:

Notary Public

Notary Public London, England
(Nigel P. Ready)
(My commission expires with Life)

Signature

CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

7

STATEMENT OF FINANCIAL CONDITION

MAKO FINANCIAL MARKETS, L.L.C.

Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Mako Financial Markets, L.L.C. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
27 February 2006

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

	USD '000s
ASSETS	
Cash	312
Receivable from clearing broker	230
Brokerage receivable, net	52
Other assets	9
Total assets	**603**
LIABILITIES AND MEMBER'S CAPITAL	
Brokerage payable	63
Other liabilities and accrued expenses	108
Total liabilities	**171**
Member's capital	432
Total liabilities and member's capital	**603**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the National Association of Securities Dealers, Inc and with the Chicago Futures Trading Commission. The Company is wholly owned by Mako Global Derivatives, L.L.C. (the "Parent"), which is wholly owned by Mako Global Derivatives Executives, L.L.P. ("Executives").

The Company's operations consists of brokering activities in futures, options on equities and indexes and options on futures instruments.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit in the event that the Company momentarily holds positions due to a third party default.

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal state or local income taxes is recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of Americarequires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Actual results could differ from those estimates.

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker on behalf of trading activities of its customers.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Brokerage Receivable and Payable

Brokerage receivable and payable represents receivables for securities sold and payables for securities purchased awaiting settlement. Brokerage receivables are shown net of provisions for doubtful debts as necessary. All trades settled subsequently without adverse financial statement affect.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 which requires the maintenance of a minimum net capital of $30,000. Net capital changes from day to day, but at December 31, 2005, the Company had net capital of $371,000, which exceeded its requirement of $30,000 by $341,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

NOTE D – FAIR VALUES

All assets and liabilities which qualify as financial instruments are recorded at amounts approximating fair value due to the short term nature of such balances.